Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three months ended March 31, 2025

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of May 6, 2025, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three months ended March 31, 2025 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2024, and for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver, primarily from the Americas and Australia. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at May 6, 2025, our portfolio is comprised of 236 assets, consisting of 17 streams and 219 royalties.

The following charts highlight our recent quarterly performance:

1.	GEOs, adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	30
Development & Exploration[2]	206
Total	236
1.	Asset count as at May 6, 2025.
2.	Represents 45 development stage assets and 161 exploration stage and other assets.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the availability of stream and royalty financing to an underserved mining sector. We strive to expand the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious-metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate operating cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended March 31
Average Metal Prices/Exchange Rates	2025	2024
Gold (US$/oz)[1]	2,860	2,070
Silver (US$/oz)[2]	31.88	23.34
Exchange rate (US$/C$)[3]	1.4352	1.3486

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

The market price of gold continued its upward trajectory in the first quarter of 2025 to all time highs, fueled by strong safe haven demand in response to the threat of tariffs announced by the United States on numerous countries, the impact of potential future trade wars and continued geopolitical uncertainty. During the three months ended March 31, 2025, the gold price ranged from $2,633 to $3,115 per ounce, averaging $2,860 per ounce for the period, a 38% increase from the same period in the prior year. As at March 31, 2025, the gold price was $3,115 per ounce (based on the LBMA PM fix).

Silver

The market price of silver is also subject to volatile price movements. Silver is predominantly used in industrial applications and silver demand is also correlated to the industrial indices. A rebound of manufacturing activity is therefore expected to have a positive effect on silver. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended March 31, 2025, the silver price ranged from $29.41 to $34.40 per ounce, averaging $31.88 per ounce for the period, a 37% increase from the same period in the prior year. As at March 31, 2025, the silver price was $34.06 per ounce (based on the LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at March 31, 2025, there were no hedging programs in place for non-U.S. denominated dollar expenses.

Financial and Operating Highlights

Three months ended March 31, 2025, compared to the three months ended March 31, 2024

	Three months ended March 31
($ thousands except GEOs, per share metrics, and asset margin)	2025	2024
IFRS measures:
Revenue	$82,245	$57,528
Gross Profit	49,934	33,259
Depletion	20,549	17,720
General Administration Costs	5,121	5,478
Net earnings	45,521	17,424
Net earnings per share – basic and diluted	0.23	0.09
Operating Cash Flow	65,854	38,875
Operating Cash Flow per Share	0.33	0.19

Non-IFRS measures[1]:
GEOs	28,761	27,794
Adjusted Net Earnings	40,677	22,180
Adjusted Net Earnings per Share	0.20	0.11
Adjusted EBITDA	70,694	45,964
Free Cash Flow	65,854	38,875
Asset Margin	93%	92%
1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2025 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2025 guidance, which remains unchanged from the 2025 guidance that is included in our annual MD&A:

2025 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$24 million to $25 million
Australian Cash Tax rate[2]	~25%
1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.
3.	Assumed commodity prices of $2,600/oz gold and $30.50/oz silver.

Our 2025 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2025 will be within the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Sustainability Initiatives

During the three months ended March 31, 2025, Triple Flag awarded four scholarships to post-secondary students from communities adjacent to the Northparkes mine. The students are pursuing multidisciplinary fields of study, including medicine, psychology, and engineering, with the goal of returning to work in their rural communities. In addition, the Triple Flag Bursary Program through the Impala Bafokeng Graduate Program provided full tuition support for 14 South African undergraduate students in its fifth year of funding. All of our bursars are pursuing degrees in mining-related fields with full-time employment opportunities post-graduation.

In the fourth quarter of 2024, Triple Flag collaborated with three other mining companies to contribute C$300 thousand to the Museum of Northern History in Kirkland Lake, Ontario, to enable them to remain open to the public after facing closure due to financial constraints. Triple Flag also hosted a community luncheon at the museum in January 2025. The event was attended by members of the Oakes Project Heritage, Arts & Tourism community group, co-sponsors, and museum staff and volunteers.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period.

Three months ended March 31, 2025, compared to three months ended March 31, 2024

	Three months ended March 31
Revenue ($000s)	2025	2024
Stream and Related Interests
Northparkes	$25,547	$13,009
Cerro Lindo	14,503	13,628
Impala Bafokeng	4,759	3,181
Auramet	3,635	2,608
Bonikro	3,635	—
Buriticá	3,592	2,015
Agbaou	3,148	—
Altan Tsagaan Ovoo ("ATO")	2,690	2,849
La Colorada	1,878	1,137
Other	106	1,076
	$63,493	$39,503
Royalty Interests
Beta Hunt	$4,642	$2,513
Fosterville	2,962	2,176
Camino Rojo	1,953	1,357
Young-Davidson	1,699	1,349
Agbaou	1,653	679
Florida Canyon	1,539	928
Kensington	917	4,606
Stawell	803	789
Other	2,584	2,256
	$18,752	$16,653
Revenue from contracts with customers	$82,245	$56,156
Revenue – Other	$—	$1,372
Total	$82,245	$57,528

	Three months ended March 31
Revenue ($000s)	2025	2024
Gold	$62,752	$36,524
Silver	19,493	19,632
Other	—	1,372
Total	$82,245	$57,528

	Three months ended March 31
GEOs (ounces)	2025	2024
Stream and Related Interests
Northparkes	8,934	6,286
Cerro Lindo	5,072	6,585
Impala Bafokeng	1,664	1,537
Auramet	1,271	1,260
Bonikro	1,271	—
Buriticá	1,256	974
Agbaou	1,101	—
ATO	941	1,376
La Colorada	657	549
Other	37	520
	22,204	19,087
Royalty Interests
Beta Hunt	1,623	1,214
Fosterville	1,036	1,051
Camino Rojo	683	656
Young-Davidson	594	652
Agbaou	578	328
Florida Canyon	538	448
Kensington	321	2,225
Stawell	281	381
Other	903	1,089
	6,557	8,044
GEOs – Other	—	663
Total	28,761	27,794

	Three months ended March 31
GEOs (ounces)	2025	2024
Gold	21,944	17,646
Silver	6,817	9,485
Other	—	663
Total	28,761	27,794

For the three months ended March 31, 2025, we sold 28,761 GEOs, an increase of 3% from 27,794 GEOs sold for the same period in the prior year largely due to higher GEOs from Northparkes due to higher deliveries and GEOs from the Agbaou and Bonikro streams acquired in the third quarter of 2024. This was partially offset by lower GEOs from Cerro Lindo due to lower deliveries. The 2024 Kensington GEOs included GEOs from the Kensington litigation settlement (See “Key Developments” in this MD&A).

Key Developments

Subsequent to March 31, 2025

Renewal of Revolving Credit Facility

On April 22, 2025, the Company renewed its Credit Facility. Under the amended agreement, the Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.0 billion. The Credit Facility has a term of four years, maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On April 21, 2025, Triple Flag entered into a definitive agreement to acquire all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). The total consideration consists of approximately C$171.5 million in cash and approximately C$171.5 million in Triple Flag shares. All of Orogen’s assets, except for the 1.0% Expanded Silicon NSR royalty, will be spun off to a separate publicly traded company (“Orogen Spinco”) as part of the plan of arrangement. Upon Orogen Spinco going public, Triple Flag has agreed to separately invest C$10 million to obtain an approximate 11% interest in Orogen Spinco.

Pursuant to the Transaction, Orogen shareholders may elect to receive either C$1.63 in cash or 0.05355 of a Triple Flag share per each Orogen share held and will also receive 0.25 shares in the newly created Orogen Spinco per Orogen share held. Triple Flag entered into a forward exchange contract to manage the foreign currency risk associated with Transaction.

Completion of the Transaction is also subject to shareholder approval, regulatory and court approvals and other customary closing conditions, including the listing of Orogen Spinco on the TSX.V, and, subject to the satisfaction of such closing conditions, the Transaction is expected to be completed in the third quarter of 2025.

For the three months ended March 31, 2025, and March 31, 2024

Acquisition of 0.5% gross revenue (“GR”) royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for a total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca Mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (“the Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for a total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver or gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations and there is no step-down in stream rates.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026; and
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027.

The amended net smelter royalty (“NSR”) is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Operating Assets – Performance

Our business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A. (“Nexa”))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at March 31, 2025, 17.3 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to begin at Cerro Lindo in 2026.

For the three months ended March 31, 2025, we sold 463,524 ounces of silver delivered under the agreement, a 20% decrease from the same period in the prior year, driven by lower deliveries. GEOs sold were 5,072 for the three months ended March 31, 2025, compared to GEOs of 6,585 for the same period in the prior year.

On March 27, 2025, Nexa announced updated reserves and resources for Cerro Lindo, including proven and probable silver reserves of 39.07 Mt at 21.4 g/t totaling 26,836 koz Ag as of December 31, 2024. Current measured and indicated silver resources (exclusive) totaled 6.48 Mt at 22.7 g/t totaling 4,727 koz Ag, and inferred silver resources totaled 10.04 Mt at 25.5 g/t totaling 8,213 koz Ag.

2.	Northparkes (Operator: Evolution Mining Limited (“Evolution”))

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at March 31, 2025, 74,777 ounces of gold and 1,070,445 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended March 31, 2025, we sold 8,424 ounces of gold and 34,508 ounces of silver delivered under the agreement. This compares to 5,134 ounces of gold and 93,429 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 8,934 for the three months ended March 31, 2025, compared to GEOs of 6,286 for the same period in the prior year, representing an increase of 42% period over period, driven by higher deliveries.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. We continue to expect higher grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024, with access to the first sub-level now substantially complete. Commissioning is expected to start in the second half of 2025, with the asset expected to ramp-up through 2026. A previous concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 SLC expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study was completed in the first quarter of 2025. The outcome of this study is currently being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a reserve grade of 0.37 g/t Au. An SLC hybrid option study for E22 is expected to be completed by June 30, 2025.

Additionally, exploration at the Major Tom deposit has delivered near-surface mineralized assays, including 89.0 meters grading 1.07% copper and 0.13 g/t gold. Major Tom is located within three kilometers of the processing plant. Work is progressing to determine whether a pit can be optimized at the deposit, which is expected to be completed in the second quarter of 2025.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at March 31, 2025, 35,736 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended March 31, 2025, we sold 1,663 ounces of gold delivered under the stream agreement, compared to 1,536 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,664 for the three months ended March 31, 2025, compared to GEOs of 1,537 for the same period in the prior year.

In the first quarter of 2025, Implats reported tragic fatalities at the BRPM mine of Impala Bafokeng. Implats continues to intensify efforts to foster a safety-first culture across the operations.

Development of the asset’s value driver, Styldrift, remains ongoing with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Implats commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has started, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

4.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset. As at March 31, 2025, 2,030,052 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended March 31, 2025, we sold 111,382 ounces of silver delivered to the Company under the agreement, compared to 83,354 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,256 for the three months ended March 31, 2025, compared to GEOs of 974 for the same period in the prior year.

On January 20, 2025, the operator announced that it has restarted gold production after an attack by an armed group of illegal miners. The attack, which targeted a substation, temporarily halted operations but did not result in any injuries. Despite the ongoing presence of illegal miners, Buriticá continues to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

5.	Agbaou and Bonikro (Operator: Allied Gold Corp. (“Allied”))

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines operated by Allied (the “Allied Streams”). Under the stream agreements, we receive 3% of payable gold on each of the Agbaou and Bonikro mines until an aggregate of 29,000 ounces and 39,300 ounces, respectively, have been delivered, and 2% of payable gold thereafter. As at March 31, 2025, 2,978 ounces and 4,147 ounces have been delivered under the Agbaou and Bonikro stream agreements, respectively, since inception.

For the three months ended March 31, 2025, we sold 1,133 ounces of gold delivered under the Agbaou stream agreement and 1,285 ounces of gold delivered under the Bonikro stream agreement. GEOs sold were 1,101 and 1,271 under the Agbaou and Bonikro streams, respectively, for the three months ended March 31, 2025.

We also own a separate 2.5% NSR royalty interest on all gold production from the Agbaou mine.

GEOs earned from the Agbaou royalty were 578 for the three months ended March 31, 2025, compared to GEOs of 328 for the prior year.

Allied's guidance for Bonikro is production of 98,000 to 105,000 ounces of gold for 2025. Agbaou's guidance is 77,000 to 90,000 ounces of gold production for 2025. The operator highlighted that the higher-end of 2025 guidance for Agbaou is predicated on the processing of oxide ore feed from the Hire zone, which is currently under technical review.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited (“Westgold”), effective August 1, 2024)

We own a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalties on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,623 for the three months ended March 31, 2025, compared to GEOs 1,214 for the prior year.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Infill drill data completed across the Western Flanks and A-Zone is also being incorporated into an updated resource model. Westgold continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

Drills continue to turn at the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited (“Agnico Eagle"))

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia.

GEOs earned were 1,036 for the three months ended March 31, 2025, compared to GEOs of 1,051 for the prior year.

In February 2025, Agnico Eagle released an updated three-year outlook. The operator now expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Agnico Eagle also announced that an initial assessment has demonstrated the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027. Technical evaluations and drilling are ongoing to evaluate this potential.

3.	Camino Rojo (Operator: Orla Mining Ltd.)

We own a 2% NSR royalty interest on oxide materials at Orla Mining Ltd.‘s (“Orla”) Camino Rojo mine in Mexico.

GEOs earned were 683 for the three months ended March 31, 2025, compared to GEOs of 656 for the prior year.

2025 production guidance for the asset remains unchanged at 110,000 to 120,000 ounces of gold.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos”) Young-Davidson mine in Canada.

GEOs earned were 594 for the three months ended March 31, 2025, compared to GEOs of 652 for the same period in the prior year.

In January 2025, Alamos released 2025 production guidance of 175,000 to 190,000 ounces of gold, with 2026 and 2027 guidance of 180,000 to 195,000 ounces of gold for each year.

Prepaid Gold Interests and Investments

The following table summarizes prepaid gold interests and investments as at March 31, 2025, and December 31, 2024:

	As at	As at
($ thousands)	March 31, 2025	December 31, 2024
Auramet [1]	$46,255	$46,082
Steppe Gold[2]	2,570	3,457
Total Prepaid Gold Interests	$48,825	$49,539
Investments[3]	3,692	3,010
Total Prepaid Gold Interests and Investments	$52,517	$52,549

1.	The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the stream for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. As at March 31, 2025, 31,250 ounces of gold remains to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2.	On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. During the three months ended March 31, 2025, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. As such, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as of March 31, 2025, was estimated by considering the credit risk associated with the financial asset due to the contractual dispute.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Condensed Consolidated Balance Sheets

The following table presents summarized consolidated balance sheet information as at March 31, 2025, and December 31, 2024:

	As at	As at
($ thousands)	March 31, 2025	December 31, 2024
Cash and cash equivalents	$18,757	$36,245
Other current assets	39,884	39,400
Non‑current assets	1,735,414	1,694,334
Total assets	$1,794,055	$1,769,979

Current liabilities	$25,255	$27,126
Other non‑current liabilities	7,109	7,133
Total liabilities	32,364	34,259
Total shareholders’ equity	1,761,691	1,735,720
Total liabilities and shareholders’ equity	$1,794,055	$1,769,979

Total assets were $1,794.1 million as at March 31, 2025, compared to $1,770.0 million as at December 31, 2024. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally includes cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2024, was driven by the acquisition of mineral interest assets, namely the Tres Quebradas royalty and Arcata and Azuca streams, partially offset by the depletion of mineral interests.

Total liabilities were $32.4 million as at March 31, 2025, comparable to $34.3 million as at December 31, 2024. Total liabilities consist largely of amounts payable and other liabilities, deferred tax liabilities and lease obligations. The Credit Facility was undrawn at March 31, 2025, and December 31, 2024. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at March 31, 2025, was $1,761.7 million, compared to $1,735.7 million as at December 31, 2024. The increase in shareholders’ equity from December 31, 2024, largely reflects net earnings generated during the period, partially offset by dividends paid and shares repurchased under the Company’s Normal Course Issuer Bid (“NCIB”).

Shareholders’ Equity

As at March 31, 2025	Number of shares
Common shares	200,820,552
As at December 31, 2024	Number of shares
Common shares	201,211,843

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

In November 2024, Triple Flag renewed its NCIB. Daily purchases are limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, (being 156,469 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,071,642 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025. For the three months ended March 31, 2025, the Company purchased 488,600 (2024: 283,100) of its common shares under the NCIB for $8.0 million (2024: $3.6 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

As at May 6, 2025, 200,825,723 common shares are issued and outstanding and stock options are outstanding to purchase a total of 1,468,522 common shares.

For the three months ended March 31, 2025, we declared and paid dividends in United States dollars totaling $11.0 million (2024: $10.6 million). For the three months ended March 31, 2025, no shares were issued from treasury for participation in the Dividend Reinvestment Plan.

Results of Operations Review

Condensed Consolidated Statements of Income

The following table presents summarized consolidated statements of income information for the three months ended March 31, 2025 and 2024:

	Three months ended March 31
($ thousands except share and per share information)	2025	2024
Revenue	$82,245	$57,528
Cost of sales	(32,311)	(24,269)
Gross profit	49,934	33,259

General administration costs	(5,121)	(5,478)
Business development costs	(262)	(834)
Impairment reversals and expected credit losses	-	(6,262)
Operating income	44,551	20,685

Increase in fair value of investments and prepaid gold interests	5,617	1,677
Finance costs, net	(601)	(1,294)
Other expenses	-	(773)
Sustainability initiatives	(134)	(193)
Foreign currency translation gain	89	40
Other income (expense)	4,971	(543)
Earnings before income taxes	49,522	20,142
Income tax expense	(4,001)	(2,718)
Net earnings	$45,521	$17,424
Weighted average shares outstanding – basic	200,944,812	201,140,642
Weighted average shares outstanding – diluted	201,329,822	201,180,685
Earnings per share – basic and diluted	$0.23	$0.09

Three months ended March 31, 2025, compared to three months ended March 31, 2024

Revenue was $82.2 million, a quarterly record, an increase of 43% from $57.5 million for the same period in the prior year. The increase was largely driven by $12.4 million higher revenue due to higher gold prices, $5.9 million higher revenue due to higher silver prices, and $6.4 million increase due to higher volume from streams and related interests. Higher revenue from streams and related interests were driven by higher deliveries from Northparkes, as well as deliveries from the Allied Streams acquired during the third quarter of 2024, partially offset by lower deliveries from Cerro Lindo and ATO. Higher revenue from royalties was largely due to higher attributable ounces from Beta Hunt and Agbaou, partially offset by lower attributable royalty ounces from Young-Davidson.

The average market gold price and actual gold sales volume for our streams and related interests were $2,860 per ounce, a quarterly record, and 15,424 ounces, respectively, compared to $2,070 per ounce and 9,727 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $31.88 per ounce and 612,413 ounces, respectively, compared to $23.34 per ounce and 813,114 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreement and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $32.3 million (including depletion) from streams and related interests and royalties, compared to $24.3 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Cost of sales for the three months ended March 31, 2025, included $2.6 million of costs relating to gold delivered by ATO under the prepaid gold interest agreement, which was recorded at the prevailing market price. Higher cost of sales was also driven by higher gold and silver prices, as well as higher deliveries from the Northparkes stream and the Allied Streams, partially offset by lower deliveries from Cerro Lindo and ATO.

Gross profit was $49.9 million, an increase of 50% from $33.3 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher stream deliveries from Northparkes and the Allied Streams, partially offset by lower gross profit from Cerro Lindo and ATO streams due to lower deliveries.

General administration costs were $5.1 million, compared to $5.5 million for the same period in the prior year. Lower costs for the three months ended March 31, 2025, were largely due to the lower employee costs.

Business development costs were $0.3 million, compared to $0.8 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

The increase in fair value of investments and prepaid gold interests for the three months ended March 31, 2025, was $5.6 million, compared to $1.7 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the period.

Finance costs, net was $0.6 million, compared to $1.3 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease is largely driven by lower interest charges on a lower debt balance drawn during the period.

Income tax expense was $4.0 million, compared to $2.7 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the current year sales mix.

Net earnings was $45.5 million, compared to $17.4 million for the same period in the prior year. Net earnings was largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices as well as higher metal deliveries.

Condensed Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three months ended March 31, 2025 and 2024:

	Three months ended March 31
($ thousands)	2025	2024
Operating cash flow before working capital and taxes	$71,075	$47,242
Income taxes paid	(1,970)	(1,885)
Operating cash flow before working capital	69,105	45,357
Change in working capital	(3,251)	(6,482)
Operating cash flow	65,854	38,875
Net Cash used in investing activities	(63,511)	(14,651)
Net Cash used in financing activities	(19,834)	(12,262)
Effect of exchange rate changes on cash and cash equivalents	3	20
Increase (decrease) in cash during the period	(17,488)	11,982
Cash and cash equivalents at beginning of period	36,245	17,379
Cash and cash equivalents at end of period	$18,757	$29,361

Three months ended March 31, 2025, compared to three months ended March 31, 2024

Operating cash flow was $65.9 million, a quarterly record, and an increase of 69% from $38.9 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests as a result of higher realized metal prices and higher deliveries.

Net cash used in investing activities was $63.5 million, compared to $14.7 million for the same period in the prior year. Net cash used in investing activities for the three months ended March 31, 2025, consisted of the acquisition of the Tres Quebradas lithium royalty for $28.0 million, the acquisition of the Arcata and Azuca streams for $35.0 million, and the associated transaction costs of these acquisitions. Net cash used in investing activities for the three months ended March 31, 2024, largely included $6.8 million of loans, $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest and $1.4 million of funding for the Prieska royalty.

Net cash used in financing activities was $19.8 million, compared to net cash used in financing activities of $12.3 million for the same period in the prior year. Net cash used in financing activities for the three months ended March 31, 2025, largely consisted of dividend payments of $11.0 million, shares purchased under the NCIB of $8.0 million and interest payments of $0.8 million. Net cash used in financing activities for the three months ended March 31, 2024, largely consisted of dividend payments of $10.6 million, $7.0 million in debt repayment, $3.6 million paid to purchase shares under the NCIB and interest payments of $1.5 million, partially offset by $10.0 million drawdowns from the Credit Facility.

Liquidity and Capital Resources

As at March 31, 2025, our cash and cash equivalents were $18.8 million, compared to $36.2 million as at December 31, 2024. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company renewed its Credit Facility on April 22, 2025. The Company has a Credit Facility of $700.0 million with an additional uncommitted accordion of up to $300.0 million for a total availability of up to $1.0 billion, maturing on April 22, 2029. As at March 31, 2025, the Credit Facility balance was $nil.

Finance costs relating to the Credit Facility for the three months ended March 31, 2025, were $0.7 million, including interest charges, amortization of debt issue costs and standby fees. This compares to finance costs of $1.6 million for the three months ended March 31, 2024.

The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at March 31, 2025, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
IFRS measures:
Cash and cash equivalents	18,757	36,245	23,602	21,063	29,361	17,379	14,343	16,438
Total assets	1,794,055	1,769,979	1,773,227	1,740,847	1,903,556	1,894,464	1,905,778	1,922,759
Revenue	82,245	74,213	73,669	63,581	57,528	51,739	49,425	52,591
Net earnings (loss)	45,521	41,280	29,649	(111,437)	17,424	9,755	(6,041)	16,034
Earnings (loss) per share (basic and diluted)	0.23	0.20	0.15	(0.55)	0.09	0.05	(0.03)	0.08
Operating cash flow	65,854	63,473	61,798	49,357	38,875	37,644	36,750	40,875
Operating cash flow per share	0.33	0.32	0.31	0.25	0.19	0.19	0.18	0.20

Non-IFRS measures[3]:
GEOs	28,761	27,864	29,773	27,192	27,794	26,243	25,629	26,616
Adjusted Net Earnings	40,677	36,252	29,611	26,302	22,180	17,754	20,415	18,556
Adjusted Net Earnings per share	0.20	0.18	0.15	0.13	0.11	0.09	0.10	0.09
Adjusted EBITDA	70,694	62,980	63,447	52,961	45,964	41,017	39,925	42,053
Average gold price[4]	2,860	2,663	2,474	2,338	2,070	1,971	1,928	1,976
Average silver price[5]	31.88	31.38	29.43	28.84	23.34	23.20	23.57	24.13

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the first quarter of 2025, we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Northparkes. We also completed the acquisition of the Tres Quebradas lithium royalty and the Arcata and Azuca streams (see “Key Developments” section of this MD&A). In the third quarter of 2024, we successfully executed the executive leadership transition. In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of the Additional Tamarack Royalty. In the first quarter of 2024, we reached a settlement on the Kensington royalty litigation with Coeur, which subsequently began paying. In the third quarter of 2023, we acquired an additional royalty interest in Stawell.  In the second quarter of 2023, we acquired the Agbaou royalty.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of March 31, 2025, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[10]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[8]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
5.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
8.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

Investments in Stream and Royalty Interests

As of March 31, 2025, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[3]	Conditional upon certain conditions

1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$427	$835	$597	$—	$1,859
Lease interest[1]	96	118	33	—	247
Standby charges on Credit Facility[2]	1,969	820	—	—	2,789
	$2,492	$1,773	$630	$—	$4,895

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.
2.	Represents the Credit Facility.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under “Key Developments” and “Contractual Obligations and Commitments”.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of March 31, 2025.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal  Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2025, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at March 31, 2025.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands, except average gold price and GEOs information)	2025	2024
Revenue	82,245	57,528
Average gold price per ounce	2,860	2,070
GEOs	28,761	27,794

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards.

Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended
	March 31
($ thousands, except share and per share information)	2025	2024
Net earnings	$45,521	$17,424
Impairment charges and expected credit losses[1]	—	6,262
Foreign currency translation gain	(89)	(40)
Increase in fair value of investments and prepaid gold interests	(5,617)	(1,677)
Income tax effect	862	211
Adjusted net earnings	$40,677	$22,180
Weighted average shares outstanding – basic	200,944,812	201,140,642
Net earnings per share	$0.23	$0.09
Adjusted net earnings per share	$0.20	$0.11
1.	Impairment charges and expected credit losses for the three months ended March 31, 2024, are largely due to expected credit losses taken on the Elevation Gold loan receivables.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands)	2025	2024
Operating cash flow	$65,854	$38,875
Acquisition of other assets	—	—
Free cash flow	$65,854	$38,875

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended
	March 31
($ thousands)	2025	2024
Net earnings	$45,521	$17,424
Finance costs, net	601	1,294
Income tax expense	4,001	2,718
Depletion and amortization	20,634	17,810
Impairment charges and expected credit losses[1]	—	6,262
Non-cash cost of sales related to prepaid gold interests and other	5,643	2,173
Foreign currency translation gain	(89)	(40)
Increase in fair value of investments and prepaid gold interests	(5,617)	(1,677)
Adjusted EBITDA	$70,694	$45,964
1.	Impairment charges and expected credit losses for the three months ended March 31, 2024, are largely due to expected credit losses taken on the Elevation Gold loan receivables.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands except Gross profit margin and Asset margin)	2025	2024
Revenue	$82,245	$57,528
Less: Cost of sales	(32,311)	(24,269)
Gross profit	49,934	33,259
Gross profit margin	61%	58%
Gross profit	$49,934	$33,259
Add: Depletion	20,549	17,720
Add: Non-cash cost of sales related to prepaid gold interests and other	5,643	2,173
	76,126	53,152
Revenue	82,245	57,528
Asset margin	93%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under “2025 Guidance” in this MD&A). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.